UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER
SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14712
ORANGE
(Exact name of Company as specified in its charter)

111 quai du Président Roosevelt - 92130 Issy-les-Moulineaux - France
+33 1 44 44 21 05
(Address, including zip code, and telephone number, including area code, of Company’s principal executive offices)

Ordinary Shares, nominal value €4.00 per share
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Ordinary Share
US$2,461,349,000 9.00% Notes Due March 1, 2031 (which had a coupon at issuance of 8.50%)
US$900,000,000 5.375% Notes Due January 13, 2042
US$850,000,000 5.50% Notes Due February 6, 2044

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities) Rule 12h-6(c) (for debt securities)	Rule 12h-6(d) (for successor registrants) Rule 12h-6(i) (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Orange (the "Company") first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") on October 16, 1997 when the registration statements on Form F-1 and Form F-6, both originally filed with the Securities and Exchange Commission on April 21, 1997, became effective.

B. The Company has filed or submitted all reports required under section 13(a) and 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering (other than in offerings limited to employees of the Company and its subsidiaries and dividend reinvestments) under the Securities Act of 1933 (the "Securities Act") on October 25, 2016 pursuant to the Registration Statement on Form F-3 filed on December 8, 2014.

Item 3. Foreign Listing and Primary Trading Market

A. The Company has maintained a listing of its ordinary shares on Euronext, which is located in the jurisdiction of the Republic of France, since October 1997. Euronext constitutes the primary trading market for the Company’s ordinary shares.

B. The Company’s ordinary shares were initially listed on the regulated market of Euronext in Paris (previously Euronext Paris and the Bourse de Paris) in October 1997 under the name "France Telecom." The Company has maintained a listing of its ordinary shares on Euronext for at least the 12 months preceding the filing of this Form.

C. During the 12-month period beginning October 4, 2023 and ending October 3, 2024, 67.24% of trading in the Company’s ordinary shares occurred in France including through the regulated market of Euronext in Paris.

Item 4. Comparative Trading Volume Data

During the 12-month period from October 4, 2023 to October 3, 2024, the average daily trading volume of the Company’s ordinary shares and American Depositary Shares ("ADSs") (when expressed in terms of the underlying ordinary shares) in the United States and on a worldwide basis was approximately 410,599 shares and 19,992,145 shares, respectively.

For the same 12-month period, the average daily trading volume of the Company’s ordinary shares in the United States represented approximately 2.05% as a percentage of the average daily trading volume for that class of securities on a worldwide basis.

The Company’s ADSs were delisted from the New York Stock Exchange following the close of trading on October 17, 2024.

The Company has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

The source of trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 was D.F. King & Co., Inc., an independent data service provider.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The number of record holders of the following of the Company’s registered debt securities as of September 24, 2024, which is within 120 days before the filing of this Form, was:

•     68 for the US$2,461,349,000 9.00% Notes Due March 1, 2031 (which had a coupon at issuance of 8.50%) on a worldwide basis.

The number of record holders of the following of the Company’s registered debt securities as of July 26, 2024, which is within 120 days before the filing of this Form, was:

•     43 for the US$900,000,000 5.375% Notes Due January 13, 2042 on a worldwide basis; and

•     32 for the US$850,000,000 5.50% Notes Due February 6, 2044 on a worldwide basis.

The number of record holders of these debt securities was determined on the basis of the records of the Depository Trust Company. The Company relied on the services of D.F. King & Co., Inc., an independent information service provider, to determine these numbers.

               Item 7. Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to voluntarily delist its ADS from the New York Stock Exchange, voluntarily deregister with the U.S. Securities and Exchange Commission and, consequently, to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on September 25, 2024. The Company subsequently filed its Form 25 requesting the delisting of its ADSs from the NYSE on October 7, 2024.

B. The notice of September 25, 2024 was disseminated by the major newswire services the Company typically uses to publish its press releases and also published by various news services in the United States. In addition, it was posted on the Company’s website and submitted to the Securities and Exchange Commission on Form 6-K on September 25, 2024.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at www.orange.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)       The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)       Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)       It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Orange has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Orange certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Orange
Dated: October 17, 2024	By:	/s/ Matthieu Bouchery
	Name:	Matthieu Bouchery
	Title:	Group Treasurer